

March 6, 2014

Via E-Mail
Mr. Jason W. Aiken
Chief Financial Officer
General Dynamics Corp.
2941 Fairview Park Drive
Suite 100
Falls Church, Virginia 22042-4513

> **Re: General Dynamics Corp.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 7, 2014**
> **File No. 1-03671**

Dear Mr. Aiken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Customers
U.S. Government, page 11

1. We note from the disclosure on page 11, that in 2013, 62 percent of your revenues were from the U.S. Government. We also note that in 2011 and 2012, 69% and 66%, respectively, of your revenues were derived from this customer. Please revise the notes to your financial statements to disclose the amount of revenues derived from this customer during each period presented in your financial statements and the segment or segments reporting these revenues. Refer to the guidance outlined in ASC 280-10-50-42.

Note C. Earnings per Share, page 60

2. We note from the disclosure included in Note C that in 2012, because of the net loss, diluted EPS was calculated using only the basic weighted average shares outstanding as

the inclusion of stock options, restricted stock and RSUs would be antidilutive. Please revise Note C to disclose the number of stock options, restricted shares and RSUs that could potentially dilute basic EPS in the future, but that were not included in the computation of your diluted EPS for 2012 because to do so would have been antidilutive. Refer to the disclosure requirements outlined in ASC 260-10-50.

Note P. Retirement Plans, page 76

3. We note from the disclosure included on page 84 of your financial statements that the fair value of your pension plan assets valued using significant unobservable inputs (Level 3) increased from $248 million at December 31, 2012 to $342 million at December 31, 2013. Please revise your financial statements to include a reconciliation of the opening and closing balances of your pension plan assets valued using Level 3 inputs. This reconciliation should include separate disclosure of purchases, sales, issuances and settlements during the period, transfers in and/or out of Level 3, and the actual return on plan assets with separate identification of the amount related to assets still held and assets sold during the period. Refer to the guidance outlined in ASC 715-20-50-1d

Supplementary Data (Unaudited), page 94

4. We note from the disclosure in footnote (b) to your supplementary financial data that the fourth quarter of 2012 results included $2.3 billion of goodwill and intangible asset impairment charges in your Aerospace and Information Systems and Technology groups and $546 of other discrete charges. Please tell us and revise to disclose in further detail the nature and amounts of the $546 in "other discrete charges" that were recognized during the fourth quarter of 2012. Also, please tell us the specific nature and timing of the events or circumstances that resulted in the recognition of the $546 of other discrete charges during the fourth quarter of 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief